Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS PRELIMINARY UNAUDITED THIRDQUARTER 2012 RESULTS

NANJING, CHINA, November 15, 2012— Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported preliminary unaudited financial results for the quarter ended September 30, 2012.

Highlights

•                      Total revenue was RMB526.5 million (US$83.8 million) for the third quarter of 2012, compared to RMB501.0 million for the same period in 2011, representing an increase of 5.1%. For the first nine months of 2012, total revenue was RMB1,542.8 million (US$245.5 million), representing an increase of 0.9% from RMB1,529.5 million for the same period in 2011.

•                      Gross margin for the third quarter of 2012was 83.6%, compared to 84.6% for the same period in 2011. For the first nine months of 2012, gross margin was 83.2%, compared to 84.5% for the first nine months of 2011.

•                      Income from operations was RMB32.9 million (US$5.2 million) for the third quarter of 2012, compared to RMB32.4 million for the same period in 2011, representing an increase of 1.6%. For the first nine months of 2012, income from operations was RMB117.7 million (US$18.7 million), which represented a decrease of 17.1% from RMB141.9 million for the same period in 2011.

•                      Net income attributable to Simcere was RMB22.2million (US$3.5 million) for the third quarter of 2012, a decrease of 34.8% from RMB34.0 million for the same period in 2011. For the first nine months of 2012, net income attributable to Simcere was RMB77.8 million (US$12.4 million), which represented a decrease of 42.7% from RMB135.6 million for the same period in 2011.

“In the third quarter of 2012, Simcere’s revenue and gross margin fundamentally remained stable,” commented Mr. Jinsheng Ren, Chairman of Simcere Pharmaceutical Group. “While sales of edaravone continued to face challenges, we were encouraged to see growth from our generic drugs such as Zailin. I am also pleased that Hongquan Liu, our new Chief Executive Officer, is leading Simcere’s management team to improve Simcere’s overall operations. I am confident that Simcere will benefit from Hongquan’s experience and leadership.”

Mr. Hongquan Liu, Executive Director and Chief Executive Officer of Simcere Pharmaceutical Group, commented, “With Simcere’s robust product portfolio and leading R&D capabilities, I am confident that Simcere has significant potential for future growth. Moving forward, in order to improve profitability, Simcere’s strategic priorities will include focusing on key products, optimizing our sales and marketing organization, strengthening cost control, and in particular reducing sales and marketing expense as a percentage of revenue.”

2012 Third Quarter Financial Results

Total revenue for the third quarter of 2012was RMB526.5 million (US$83.8 million), compared to RMB501.0 million for the same period in 2011, representing an increase of 5.1%. For the first nine months of 2012, total revenue was RMB1,542.8 million (US$245.5 million), representing an increase of 0.9% from RMB1,529.5 million for the same period in 2011.

The tables below set forth the Company’s top 10 products by revenue for the three months ended September 30, 2012 and nine months ended September 30, 2012:

In Thousands

		Three months ended September 30, 2012			Three months ended September 30, 2011
				% of total		% of total
Products	Therapeutic Area	RMB	USD	revenue	RMB	revenue	Change
Edaravone	Neuroscience	179,368	28,540	34.1%	192,001	38.3%	(6.6)%
Endu	Oncology	70,519	11,221	13.4%	77,992	15.6%	(9.6)%
Zailin	Infectious Disease	53,999	8,592	10.2%	28,971	5.8%	86.4%
Yintaiqing	Inflammation	52,123	8,293	9.9%	42,364	8.5%	23.0%
Sinofuan	Oncology	40,667	6,471	7.7%	53,002	10.6%	(23.3)%
Jiebaishu	Oncology	19,047	3,031	3.6%	19,827	4.0%	(3.9)%
Biqi	Gastroenterology	17,900	2,848	3.4%	28,432	5.7%	(37.0)%
Anxin	Infectious Disease	15,385	2,448	2.9%	9,374	1.9%	64.1%
Faneng	Osteoporosis	11,564	1,840	2.2%	10,705	2.1%	8.0%
Anqi	Infectious Disease	9,767	1,554	1.9%	10,725	2.1%	(8.9)%
Others		56,144	8,933	10.7%	27,569	5.4%	103.6%
Total		526,483	83,771	100.0%	500,962	100.0%	5.1%

		Nine months ended September 30, 2012			Nine months ended September 30, 2011
				% of total		% of total
Products	Therapeutic Area	RMB	USD	revenue	RMB	revenue	Change
Edaravone	Neuroscience	518,096	82,436	33.6%	598,664	39.2%	(13.5)%
Endu	Oncology	193,647	30,812	12.5%	197,648	12.9%	(2.0)%
Zailin	Infectious Disease	175,661	27,950	11.4%	134,216	8.8%	30.9%
Yintaiqing	Inflammation	129,198	20,557	8.4%	128,998	8.4%	0.2%
Sinofuan	Oncology	121,640	19,355	7.9%	135,357	8.8%	(10.1)%
Biqi	Gastroenterology	66,620	10,600	4.3%	70,248	4.6%	(5.2)%
Jiebaishu	Oncology	53,781	8,557	3.5%	49,647	3.2%	8.3%
Anxin	Infectious Disease	45,674	7,267	3.0%	35,042	2.3%	30.3%
Anqi	Infectious Disease	40,422	6,432	2.6%	45,635	3.0%	(11.4)%
Kechuanning	Respiratory	33,225	5,287	2.1%	28,917	1.9%	14.9%
Others		164,862	26,232	10.7%	105,155	6.9%	56.8%
Total		1,542,826	245,485	100.0%	1,529,527	100.0%	0.9%

For more information about the above products, please visit our corporate website: www.simcere.com.

Gross margin for the third quarter of 2012 was 83.6%, compared to 84.6% for the same period in 2011. For the first nine months of 2012, gross margin was 83.2%, compared to84.5%for the first nine months of 2011.

Research and development expenses for the third quarter of 2012 totaled RMB65.3 million (US$10.4 million) which represented an increase of 43.7% from RMB45.4 million for the same period in 2011. This increase was due primarily to the increased expenditure on on-going research and development projects, as well as a reduction of RMB13.6 million in government research and development grants recognized compared to the same period in 2011. As a percentage of total revenue, research and development expenses increased to12.4% for the third quarter of 2012 from 9.1% for the same period in 2011. For the first nine months of 2012, research and development expenses totaled RMB168.5 million (US$26.8 million), compared to RMB128.1 million for the same period in 2011.

Sales, marketing and distribution expenses for the third quarter of 2012 were RMB306.1 million (US$48.7 million), which represented an increase of 5.1% from RMB291.3 million for the same period in 2011. As a percentage of total revenue, sales, marketing and distribution expenses was 58.1%, which was almost equal to the same period in 2011. For the first nine months of 2012, sales, marketing and distribution expenses were RMB856.3 million (US$136.2 million), which represented an increase of 1.4% from RMB844.5 million for the same period in 2011.

General and administrative expenses were RMB60.8 million (US$9.7 million) for the third quarter of 2012, which represented a decrease of 12.6% from RMB69.6 million for the same period in 2011. As a percentage of total revenue, general and administrative expenses decreased to 11.5% for the third quarter of 2012 from 13.9% for the same period in 2011. For the first nine months of 2012, general and administrative expenses were RMB181.6 million (US$28.9 million), which represented a decrease of 14.5% from RMB212.4 million for the same period in 2011.

Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the relevant employee was assigned to perform, totaled RMB3.9 million (US$0.6 million) for the third quarter of 2012. Share-based compensation expenses for the third quarter of 2011were RMB7.9 million. The decrease was primarily due to the expiration of the first and second batches of restricted shares. For the first nine months of 2012, share-based compensation expenses totaled RMB10.5 million (US$1.7 million), which represented a decrease of 54.5% from RMB23.0 million for the same period in 2011.

Income from operations was RMB32.9 million (US$5.2 million) for the third quarter of 2012, representing an increase of 1.6% from RMB32.4 million for the same period in 2011. The Company recorded other operating income of RMB24.8 million (US$3.9 million) in the third quarter of 2012 in connection with gain arising from the disposal of the controlling interest on one of our subsidiaries as part of the establishment of our equity joint venture with Merck. For the first nine months of 2012, income from operations was RMB117.7 million (US$18.7 million), which represented a decrease of 17.1% from RMB141.9 million for the same period in 2011.

Income tax expense for the third quarter of 2012 was RMB3.4 million (US$0.5 million), compared to income tax expense of RMB0.7 million for the same period in 2011. The increase was primarily attributable to the effect of the tax rate change on deferred tax assets of one of our subsidiaries which in the third quarter 2012 renewed the Advanced and New Technology Enterprises qualification for an additional three years retrospectively from January 1, 2012. For the first nine months of 2012, income tax expense was RMB6.3 million (US$1.0 million), compared to RMB6.5 million for the same period in 2011.

Net income attributable to Simcere was RMB22.2 million (US$3.5 million) for the third quarter of 2012, compared to RMB34.0 million for the same period in 2011. Net margin, representing net income attributable to Simcere divided by total revenue, was4.2% for the third quarter of 2012, compared to 6.8% for the same period in2011. For the first nine months of 2012, net income attributable to Simcere was RMB77.8 million (US$12.4 million), which represented a decrease of 42.7% from RMB135.6 million for the same period in 2011. Net margin for the first nine months of 2012 was 5.0%, compared to 8.9% for the same period in 2011.

Basic and diluted earnings per American Depository Share (“ADS”) for the third quarter of 2012were RMB 0.42(US$0.07) and RMB 0.42 (US$0.07), respectively. Basic and diluted earnings per ADS for the first nine months of 2012 were RMB1.45 (US$0.23) and RMB 1.44 (US$0.23), respectively. One ADS represents two ordinary shares of the Company.

As of September30, 2012, the Company had cash, cash equivalents and restricted cash of RMB152.3 million (US$24.2 million), compared to RMB262.6 million as of December 31, 2011.

Financial Information

The preliminary unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. This preliminary financial information is not intended to fully comply with U.S. GAAP because it does not present all of the financial information and disclosures required by U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the third quarter of 2012 on Thursday, November15, at 8:00 a.m. Eastern Time (Thursday, November 15 at 9:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for the third quarter of 2012 and to answer questions.

To access the conference call, please dial:

International toll:	+65.6723.9381
United States toll-free:	+1.866.519.4004
United States toll:	+1.718.354.1231
China Domestic toll:	800.819.0121
China Domestic mobile toll:	400.620.8038
Hong Kong toll:	+852.2475.0994

Please ask to be connected to Q32012 Simcere Pharmaceutical Group Earnings Conference Call and provide the following passcode: 57347315.

Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.866.214.5335
United States toll:	+1.718.354.1232

The passcode for replay participants is 57347315. The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing:	In the United States:
Jie Liu D’Elia	Carly Westerman
Vice President	Brunswick Group
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666*8857

In Beijing: Yue Yu Brunswick Group Tel: 86-10-5960-8600	In Hong Kong: Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended September 30,			Nine months ended September 30,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	500,962	526,483	83,771	1,529,527	1,542,826	245,485
Total revenue	500,962	526,483	83,771	1,529,527	1,542,826	245,485
Cost of materials and production	(77,311)	(86,183)	(13,713)	(237,545)	(259,136)	(41,232)
Gross profit	423,651	440,300	70,058	1,291,982	1,283,690	204,253

Operating expenses and other operating income:
Research and development	(45,410)	(65,259)	(10,384)	(128,139)	(168,501)	(26,811)
Sales, marketing and distribution	(291,296)	(306,134)	(48,710)	(844,546)	(856,292)	(136,248)
General and administrative	(69,562)	(60,793)	(9,673)	(212,360)	(181,615)	(28,897)
Other operating income*	15,000	24,789	3,944	35,000	40,439	6,434
Income from operations	32,383	32,903	5,235	141,937	117,721	18,731

Interest income	1,278	769	122	3,640	2,810	447
Interest expense	(11,903)	(15,499)	(2,466)	(31,308)	(55,361)	(8,809)
Foreign currency exchange gains (losses)	2,907	(239)	(38)	6,624	(842)	(134)
Other income	6,668	3,996	636	14,190	8,185	1,302
Equity in losses of equity method affiliated company	(3,619)	(5,994)	(954)	(10,218)	(10,921)	(1,737)
Earnings before income taxes	27,714	15,936	2,535	124,865	61,592	9,800

Income tax expense	(693)	(3,445)	(548)	(6,495)	(6,338)	(1,008)
Net Income	27,021	12,491	1,987	118,370	55,254	8,792

Less: Net loss attributable to the noncontrolling interest	6,975	9,669	1,539	17,222	22,503	3,580
Net income attributable to Simcere	33,996	22,160	3,526	135,592	77,757	12,372

Earnings per share attributable to Simcere:
Basic	0.32	0.21	0.03	1.27	0.72	0.11
Diluted	0.31	0.21	0.03	1.23	0.72	0.11

Earnings per ADS attributable to Simcere:
Basic	0.64	0.42	0.07	2.54	1.45	0.23
Diluted	0.61	0.42	0.07	2.45	1.44	0.23

Weighted average number of common shares: Basic	107,000,955	106,517,423	106,517,423	106,905,528	107,592,694	107,592,694
Diluted	110,605,961	106,693,034	106,693,034	110,521,391	107,822,027	107,822,027

*  Other operating income in the third quarter amounting to RMB24.8 million (US$3.9 million) represents gain arising from the disposal of the controlling interest on one of our subsidiaries as part of the establishment of our equity joint venture with Merck. The gain recognized is subject to the completion of the valuation work and may be adjusted.

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	September30,	September30,
	2011	2012	2012
	RMB	RMB	USD
Assets
Currentassets
Cash, cash equivalents and restricted cash	262,557	152,332	24,238
Bills receivable	814,822	658,545	104,784
Accounts receivable,net	462,050	410,220	65,272
Inventories	126,708	130,965	20,838
Othercurrentassets	181,196	181,085	28,813
Totalcurrentassets	1,847,333	1,533,147	243,945
Property,plantandequipment,net	925,815	896,753	142,686
Landuserights	139,707	137,305	21,847
Goodwill and intangible assets, net	648,408	622,888	99,110
Investments in and advance to an affiliated company	91,355	130,396	20,748
Other non-current assets	81,499	92,982	14,795
Totalassets	3,734,117	3,413,471	543,131
Liabilities
Currentliabilities
Short-term borrowings and current portion of long-term borrowings	816,150	685,000	108,993
Accountspayable	52,191	44,528	7,085
Billspayable	28,379	20,000	3,183
Otherpayablesandaccruedliabilities	565,827	435,738	69,332
Totalcurrentliabilities	1,462,547	1,185,266	188,593
Long-term borrowings, excluding current portion	—	2,000	318
Deferred tax liabilities	46,248	43,618	6,940
Other liabilities	31,625	32,399	5,155
Totalliabilities	1,540,420	1,263,283	201,006
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,532	8,299	1,320
Additionalpaid-incapital	954,750	861,817	137,127
Accumulated other comprehensive loss	(104,608)	(104,291)	(16,594)
Retainedearnings	1,197,507	1,275,264	202,913
Total equity attributable to Simcere	2,056,181	2,041,089	324,766
Noncontrolling interest	137,516	109,099	17,359
Total shareholders’ equity	2,193,697	2,150,188	342,125
Commitments and contingencies
Totalliabilities and shareholders’equity	3,734,117	3,413,471	543,131

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.2848 on September 30, 2012 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.